STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Jenifer Kyle
215 S State St Suite 1200
Salt Lake City, UT 84111, USA

Work Order #: W2021051400188
May 14, 2021
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 4975

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Business Entity Filed Documents	Fees	20211456875	5/14/2021 8:41:10 AM	Approved	1	$26.00	$26.00
Total							$26.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6210068521106916003074	Success	$26.00
Total			$26.00

Credit Balance: $0.00

Jenifer Kyle
215 S State St Suite 1200
Salt Lake City, UT 84111, USA





BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number C7409-1997
Barbara K Cegavske	Filing Number 20170195416-06
Secretary of State State Of Nevada	Filed On 05/02/2017
	Number of Pages 6

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

Fernhill Corporation

2. The articles are: (mark only one box)　☐ Restated　☒ Amended and Restated
Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☒ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

Principle Address Changed (Article 4); and Preferred Stock given Par Value of $0.0001 (Article 9)

4. Effective date and time of filing: (optional)　Date: May 2, 2017　Time: 5:00 p.m.
(must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Articles
Revised: 1-5-15





BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Fernhill Corporation

2. The articles have been amended as follows: (provide article numbers, if available)

Article 4 has been amended to reflect the Corporation's new office in Fountain Hills, Arizona; and

Article 9 has been amended to reflect that a par value ($0.0001) has been attributed to the Preferred Stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional)   Date: May 2, 2017   Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
FERNHILL CORPORATION
(A Nevada Corporation)

Pursuant to the Nevada Revised Statutes ("NRS") Section 78.010, *et. seq.* these Articles of Incorporation (the "Articles") are submitted for filing with the Secretary of State of the State of Nevada by the undersigned, an authorized person, acting on behalf of the corporation formed hereby.

1. <u>Name</u>. The name of the corporation formed hereby (the "Corporation") is FERNHILL, CORP.

2. <u>Purpose and Powers</u>. The purpose of the Corporation is to engage in any activity for which limited liability companies may be organized in the State of Nevada. The Corporation shall possess and may exercise all of the powers and privileges granted by the Act or by any other law or by the Articles, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Corporation.

3. <u>Certificates; Term; Existence</u>. An "authorized person" within the meaning of the NRS, has executed, delivered and filed the Articles of Incorporation of the Corporation with the Office of the Secretary of State of the State of Nevada. The Corporation and/or its authorized persons shall execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Corporation to qualify to do business in any other jurisdiction in which the Corporation may wish to conduct business. The term of the Corporation commenced on the date hereof, being the date the Articles of Incorporation of the Corporation was filed with the Office of the Secretary of State of the State of Nevada, and the term of the Corporation shall continue until the dissolution of the Corporation pursuant to Section 78.575 thereof. The existence of the Corporation as a separate legal entity shall continue until the cancellation of the Articles of Incorporation of the Corporation pursuant to the NRS or as set forth herein.

4. <u>Principal Office</u>. The principal office of the Corporation shall be located at 13771 N. Fountain Hills Blvd. #114, Suite 317 Fountain Hills, AZ 85268 or any other suitable location as determined by the Board of Directors.

5. <u>Registered Agent and Registered Office</u>. The registered agent and the registered office of the Corporation in the state of Nevada shall be Business Filings Incorporated, 701 S. Carson Street, Suite 200 Carson City, NV 89701 or any successor as appointed by the Corporation. The registered agent is acting as an authorized person on behalf of the Corporation in connection with the filing of these Articles.

6. Board of Directors. The governing body of the Corporation shall be known as the Board of Directors, and the number of directors of the corporation may be increased or decreased in the manner provided in the Bylaws of the Corporation provided, that the number of directors shall never be less than one (1) and no more than fifteen (15). In the interim between elections of directors by stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

7. Individual Liability. The personal liability of the directors of the Corporation is hereby eliminated to the greatest extent permitted by paragraph 1 of Section 78.037 of the NRS, as the same may be amended and supplemented.

8. Indemnification. The Corporation shall, to the fullest extent permitted by Section 78.751 of the NRS, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section.

9. Classes of Stock. The Corporation is authorized to issue two classes of shares of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares of Common Stock which this Corporation is authorized to issue is Two Billion (2,000,000,000) shares, par value $0.0001. The total number of shares of Preferred Stock which this Corporation is authorized to issue is Ten Million (10,000,000) shares, par value $0.0001, as may be further designated by the Board of Directors.

10. Rights of Preference and Restrictions on Preferred Stock. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a "Preferred Stock Designation") and as may be permitted by the NRS. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

11. Preferred Stock Dividend Rights. Subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Preferred Stock or other securities and, rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Preferred Stock of the Corporation) on

the Preferred Stock of the Corporation, at the rate declared by the Board of Directors. Such dividends shall not be cumulative.

12. Common Stock Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

13. Redemption. Neither the Preferred, nor the Common Stock are redeemable.

14. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed pro rata amongst any holders of Preferred Stock and then pro rata amongst the holders of Common Stock.

15. Voting Rights. Each holder of the Common Stock shall be entitled to one (1) vote for each share of stock standing in his/her name on the books of the corporation.

16. Compensation. None of the members of the Board of Directors or the Officers shall receive compensation for services rendered to the Corporation; unless memorialized by separate written agreement with the Corporation.

17. Dissolution. The Corporation shall dissolve, and its affairs shall be wound up, upon the earliest to occur of: (i) the unanimous decision of the Board of Directors; or (ii) an event of dissolution of the Corporation under the Act. Upon the dissolution of the Corporation pursuant to this section, the Corporation shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and the Members, and none of the Members nor the Manager shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Corporation's business and affairs; provided that all covenants contained in the Articles and obligations provided for in the Articles shall continue to be fully binding upon the Members until such time as the property of the Corporation has been distributed pursuant to Section 18 and the Certificate of Formation of the Corporation has been cancelled pursuant to the Act and the Articles.

18. Governing Law. THESE ARTICLES SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEVADA, EXCLUDING ANY CONFLICTS OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR CONSTRUCTION OF THE ARTICLES TO THE LAW OF ANOTHER JURISDICTION.

19. Severability. Except as otherwise provided in the succeeding sentence, every term and provision of the Articles is intended to be severable, and if any term or provision of the Articles is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of the Articles. The preceding sentence shall be of no force or effect if the consequence of enforcing the remainder of the Articles without such illegal or invalid term or provision would be to cause any party to lose the benefit of its economic bargain hereunder.

20. **Notices.** Any notice, payment, demand or communication required or permitted to be given by any provision of the Articles shall be in writing or by facsimile and shall be deemed to have been delivered, given and received for all purposes (a) if delivered personally to the person or to an officer of the person to whom the same is directed or (b) when the same is actually received, if sent either by courier or delivery service or registered or certified mail, postage and charges prepaid, or by facsimile, if such facsimile is followed by a hard copy of the facsimiled communication sent by registered or certified mail, postage and charges prepaid, addressed to the recipient party at the address set forth for such party above.

21. **Amendments.** The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by NRS, and all rights conferred upon stockholders herein are granted subject to this reservation.

22. **Forum Selection/Consent to Jurisdiction.** Any proceeding seeking to enforce any provision of, or based on any right arising out of, the Articles may be brought, conducted and heard in the State or Federal courts of the State of Nevada and such state and federal courts shall have non-exclusive jurisdiction over any proceeding seeking to enforce any provision of, or based upon any right arising out of, these Articles. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

23. **Relationship between the Articles of Incorporation and the NRS.** Regardless of whether any provision of the Articles specifically refers to particular NRS default provisions, (a) if any provision of these Articles conflicts with a default rule, the provision in the Articles shall control and the default rule shall be modified or negated accordingly, and (b) if it is necessary to construe a default rule as modified or negated in order to effectuate any provision of the Articles, the default rule shall be so construed. For purposes of this section, "Default Rule" shall mean a rule stated in the NRS that applies except to the extent it is negated or modified through the provisions of a Corporation's Articles of Incorporation or Bylaws.

24. **IN WITNESS WHEREOF,** the undersigned have caused these Articles of Incorporation to be executed as of May 2, 2017.

By: Adam Kovacevic



Adam Kovacevic, President





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number **C7409-1997**
signature	Filing Number **20110795012-28**
Secretary of State	Filed On **11/07/2011**
State Of Nevada	Number of Pages **1**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Global Gold Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article I is amended as follows: The name of the corporation shall be Fernhill Corp.

Article IV is amended as follows: The aggregate number of shares of all class of shares which the Corporation shall have the authority to issue is one billion (1,000,000,000) shares of common stock, par value $0.001.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 90,000,000

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 8-31-11





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number
	C7409-1997
	Filing Number
	20100345969-39
Secretary of State	Filed On
	05/18/2010
State Of Nevada	Number of Pages
	1

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

GLOBALGOLD CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE II: THE AUTHORIZED SHARE CAPITAL OF THE CORPORATION IS 200,000,000 SHARES OF COMMON STOCK AT A PRICE OF $0.001 PER SHARE.

ARTICLE I: THE NAME OF THE CORPORATION IS GLOBEAL GOLD CORP.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 90,000,000

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X Jean-François Brière

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the Office of	Business Number
	C7409-1997
	Filing Number
	00002152916-06
Secretary of State	Filed On
State Of Nevada	01/16/2009
	Number of Pages
	1

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

GLOBETECH ENVIRONMENTAL, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE 1: THE NAME OF THE CORPORATION IS GLOBALGOLD CORPORATION

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50,397,273

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: [illegible]

[illegible]



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the Office of	Business Number
	C7409-1997
[signature]	Filing Number
	20050509676-60
Secretary of State	Filed On
	10/26/2005
State Of Nevada	Number of Pages
	1

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Canglobe International, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 shall be read in its entirety as follows:

"The name of the Corporation is GLOBETECH ENVIRONMENTAL, INC."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 25,454,745 FOR; 752,000 AGAINST

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): _____

DAVID ALEXANDER, SECRETARY + CFO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03



FY03-50410
$150-

FILED # C7409-97

JAN 1 6 2003

IN THE OFFICE OF

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

******

Red Butte Energy, Inc., a corporation organized and existing under and by virtue of the Corporation Laws of the State of Nevada,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of said corporation, a resolution was duly adopted by the unanimous written consent of its members, setting forth proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stock holders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, pursuant to the provisions of the Nevada Revised Statutes § 78.385, the Certificate of Incorporation of this corporation be amended by changing the name of the corporation, Article I thereof, so that, as amended, said Article shall be and read in its entirety as follows:

"The name of the Corporation is CANGLOBE INTERNATIONAL INC."

SECOND: That thereafter, pursuant to resolution of the Board of Directors of said corporation, adopted by unanimous written consent, and in accordance with Nevada Revised Statutes § 78.390, a meeting was held on December 17, 2002, at which meeting the necessary number of shares required by statute were voted in favor of the amendment.

THIRD: That the aforesaid amendment was duly adopted in accordance with the provisions of Nevada Revised Statutes § 78.390.

By: [signature]
Charles Spooner,
Secretary & Director

Date: December 17, 2002

(PROFIT) **ANNUAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF**

FILE NUMBER

7409-97

ESPORTBIKE.COM, INC.
(Name of Corporation)

A ___NEVADA___ CORPORATION
(State of Incorporation)

FOR THE FILING PERIOD April 2 2001 to April 2 2002

The corporation's duly appointed resident agent in the State of Nevada
upon whom process can be served is:

Office Use Only

135.

CORPORATE LEGAL ADVISORS LTD.

FILED
MAR 2 7 2002

Dean Heller
Secretary of State

IF AGENT INFORMATION HAS CHANGED, PLEASE SEE ATTACHED
INSTRUCTIONS ON HOW TO OBTAIN THE APPROPRIATE FORM.

Important: Read instructions before completing and returning this form.
1. Print or type names and addresses, whom residence or business, for all officers and directors. A president, secretary, treasurer and at least one director must be named. Have an officer sign the form. FORMS WILL BE RETURNED IF UNSIGNED
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $85.00 filing fee. A $50.00 penalty must be added for failure to file this form by the end of the month of the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your canceled check will constitute a certificate to transact business per NRS 78.155. If you need a receipt, return stage 2 certificate and ENCLOSE A SELF-ADDRESSED STAMPED ENVELOPE. To receive a certified copy, enclose a copy of this completed form, an additional $20.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701-4201 (775) 684-5708.

FILING FEE: $85.00   LATE PENALTY $50.00

NAME	TITLE(S)
	PRESIDENT

XUE MING LIANG

PO BOX	STREET ADDRESS	CITY	ST	ZIP
	1800 - 999 WEST HASTINGS ST	VANCOUVER B.C. CANADA		V6C 2W2

NAME	TITLE(S)
	SECRETARY

CHARLES GEORGE SPOONER

PO BOX	STREET ADDRESS	CITY	ST	ZIP
	700 IOCO RD PORT MOODY	B.C. CANADA		V3H2W8

NAME	TITLE(S)
	TREASURER

CHARLES GEORGE SPOONER

PO BOX	STREET ADDRESS	CITY	ST	ZIP
	700 IOCO RD PORT MOODY	BC CANADA		V3H2W8

NAME	TITLE(S)
	DIRECTOR

XUE MING LIANG

PO BOX	STREET ADDRESS	CITY	ST	ZIP
	1800-999 WEST HASTINGS ST	VANCOUVER B.C. CANADA		V6C 2W2

NAME	TITLE(S)
	DIRECTOR

CHARLES GEORGE SPOONER

PO BOX	STREET ADDRESS	CITY	ST	ZIP
	700 IOCO RD PORT MOODY	B.C.		V3H2W8

NAME	TITLE(S)
	DIRECTOR

PO BOX	STREET ADDRESS	CITY	ST	ZIP

I declare to the best of my knowledge, under penalty of perjury, that the above mentioned entity has complied with the provisions of chapter 78.6A of NRS.

X Signature of officer _[signature]_   Title(s) SECRETARY   Date: MARCH 26, 2002

Nevada Secretary of State annual list
Revised on 12-01

POSTED



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Copy Request Exception List

Copy Request Filing Date: 05/14/2021
Work Order Item Number: W2021051400188
Copy Request Number: 1330186

Online images for the following document numbers were unavailable and are not included with this request. Copies of these documents will be delivered at a later date under a separate cover. We apologize for any inconvenience.

Filing Date/Time	Filing Number	Transaction Type	Doc ID	Expected Number of Pages	Number Of Pages Found
05/02/2000	C7409-1997-007	Amendment	15916725	1	0